SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                           For the month of March 2005

                       FUTUREMEDIA PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England

                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_|  No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Exhibit 1 Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 March 1, 2005 Press Release announcing that Futuremedia will provide tax-efficient benefits package to Compass Group.

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

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company

By: /s/ Leonard Fertig
    ------------------------
    Leonard Fertig
    Chief Executive Officer

Date:  March 1, 2005

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

                                    EXHIBIT 1

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.


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

                                    EXHIBIT 2

PRESS RELEASE

     Futuremedia to Provide Tax-Efficient Benefits Package to Compass Group

      New Package Includes Home Computers, Childcare Vouchers and Bicycles

Brighton, UK--March 1st 2005 - Futuremedia plc (NasdaqSC: FMDAY), a leading European e-learning content and services provider announced an agreement with one of Britain's largest employers, Compass Group plc (London Stock Exchange:CPG), whereby Futuremedia will provide home computers, bicycles and childcare vouchers to all eligible Compass employees under the government's Home Computing Initiative (HCI) and other tax breaks.

The Futuremedia package, You Choose(TM), gives employees the opportunity to lease an Internet-ready, fully installed home computer at below high street prices, typically a saving of 40%. Additional benefits available in the Compass Group package include tax-efficient bicycles and childcare vouchers.

From April 6th, new UK tax legislation means that employees can make childcare payments of up to GBP50 per week of pre-tax income. The bicycles are provided through the government's Green Travel Plan, which encourages the use of bicycles for commuting. Compass employees will also have access to a wide range of learning software packages, email and multimedia entertainment, supported by a single helpline for all three benefits.

In summary, by joining You Choose(TM), eligible employees can lease computers, and obtain bicycles and childcare vouchers with pre-tax salary.

Leonard M. Fertig, CEO of Futuremedia said, "With nearly 110,000 employees, Compass Group is one of the largest employers in the UK. Through You Choose(TM), we believe that Futuremedia is the only company in the UK providing a full service package with excellent tax advantages to employers and employees, for home computers, bicycles and childcare vouchers. This is a major step forward in supporting the UK government's aim to have a better educated, fitter workforce."

June Woodhouse, Benefits Director at Compass Group UK and Ireland, said, "You Choose(TM) allows employees to choose a package of benefits they can afford, and not overstretch their finances. The presentation of the package as a single benefit will be easy for our employees to understand, it's an excellent plan and further extends the benefits the Compass Group offers to its workforce."

Mr. Fertig continued: "Futuremedia is at the forefront in the delivery of e-learning content and tax-efficient benefit programs to employees. Our proven track record combined with the investments we have made in our infrastructure gives us a competitive advantage in serving major corporations and institutions. Our recently issued financial guidance for fiscal 2005 includes our expectations regarding the near-term impact of our program with Compass Group. I anticipate updating our shareholders on the details of the program on our fiscal third quarter conference call in late March."

About Compass Group:

Compass Group UK and Ireland, is a GBP2.5 billion turnover business, employing nearly 110,000 people. It is part of Compass Group PLC - the world's leading foodservice and hospitality organisation, which has an annual turnover of over GBP12 billion and operates in 90 countries.

About Futuremedia:

Futuremedia plc is a leading provider of value-driven, e-learning content and services to employers and employees. The Company has a proven track record of developing and out-sourcing tailored, fully managed e-learning solutions to large organizations. Futuremedia's services include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles.

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Through its Learning For All(TM) (LFA) service offering, the Company is a pioneer and leader in the creation, development and delivery of e-learning programs that fall under the government tax benefits program, Home Computing Initiative (HCI). A fully managed service, LFA provides employees with access to an Internet-ready, fully installed home computer with on-line learning content at a discounted cost through government tax incentives. Futuremedia plc appears on the official supplier listing of the HCI Alliance as an HCI Provider Partner. Please see the HCI Alliance website for the listing criteria www.ukhomecomputing.co.uk. Futuremedia currently serves 13 corporations and institutions and over 26,000 enrolled employees through its LFA initiatives, representing the largest network in the UK to date. Futuremedia has since expanded its employee tax benefits management program to include services offered under the childcare voucher system and tax-free bicycle initiatives in the UK.

Futuremedia's customers include Britvic, BT, BUPA, Capita, Channel Four, Daimler Chrysler, GSK, Hilton International, IDEA, ING Direct, the UK National Health Service, Royal Mail, Syngenta, Winterthur Life and a growing number of UK local authorities. The Company is partnered with Fujitsu-Siemens, Microsoft, Thomson NETg and SkillSoft in delivering its products and solutions. Futuremedia Plc appears on the official supplier listing of the HCI Alliance as a Founder HCI Alliance Provider Partner. Please see the HCI Alliance website for the listing criteria: www.ukhomecomputing.co.uk.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the Company's ability to develop and successfully market new services and products (including You Choose(TM)), the risk that customer contracts may be terminated or not completed in whole or in part due to factors beyond the Company's control (including the current arrangements with Compass) the Company's ability to increase revenue, generate cash and ensure that it has adequate working capital, risks associated with changes in senior management, rapid growth (including risks associated with acquisitions), the Company's ability to successfully develop its business in new geographic markets, the Company's ability to operate profitably in the future, the early stage of the Internet and intranet learning and communications market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact Information:
Mike Smargiassi/Corey Kinger
Brainerd Communicators, Inc.
521 Fifth Avenue
New York, NY 10175
(212) 986-6667
ir@futuremedia.co.uk

Compass Group plc
Lesley Potter, Communications Director
Compass Group UK & Ireland
tel +44 1895 55437

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